Dreyfus GOVERNMENT CASH MANAGEMENT FUNDS
c/o The Dreyfus Corporation
200 Park Avenue
New York, New York 10166

April 10, 2019

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549
Attention: Sally Samuel

Re:	Dreyfus Government Cash Management Funds (CIK No.: 0000740766)

Request for Withdrawal of Amendment

Ladies and Gentlemen:

Dreyfus Government Cash Management Funds (the "Registrant") respectfully requests that the amendment filed with the Securities and Exchange Commission on April 1, 2019 (Accession No.: 0001144204-19-017334) as an EDGAR submission type "485APOS" be withdrawn pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Securities Act").

Please note that, concurrently with the Registrant, Dreyfus Treasury and Agency Cash Management (File Nos. 33-6851; 811-4723), Dreyfus Treasury Securities Cash Management (File Nos. 33-25941; 811-5718), Dreyfus AMT-Free Municipal Cash Management Plus (File Nos. 33-36821; 811-6172) and Dreyfus AMT-Free New York Municipal Cash Management (File Nos. 33-42431; 811-6395) filed post-effective amendments to their registration statements on Form N-1A pursuant to Rule 485(a)(1) under the Securities Act that included the same Prospectus and Statement of Additional Information as were included in the Amendment. Dreyfus Treasury and Agency Cash Management (File Nos. 33-6851; 811-4723) and Dreyfus Treasury Securities Cash Management (File Nos. 33-25941; 811-5718) will also request that the amendments to their respective registration statements be withdrawn. However, the amendments for Dreyfus AMT-Free Municipal Cash Management Plus and Dreyfus AMT-Free New York Municipal Cash Management will not be withdrawn.

Please direct any questions regarding this matter to Lisa Goldstein (lgoldstein@proskauer.com; 212-969-3381) or David Stephens (dstephens@proskauer.com; 212-969-3357) of Proskauer Rose LLP, counsel to the Registrant.

Sincerely,

/s/ Jeff Prusnofsky

Jeff Prusnofsky

Vice President